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[LATHAM & WATKINS LLP LETTERHEAD]

October 21, 2011

VIA EDGAR; FEDEX AND EMAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Amanda Ravitz, Assistant Director Russell Mancuso, Branch Chief Dennis Hult Kaitlin Tillan Louis Rambo Tim Buchmiller

                          FOIA Confidential Treatment Request
                          Under 17 C.F.R §200.83

Re:	Intermolecular, Inc. Registration Statement on Form S-1, as amended File No. 333-175877

Dear Ms. Ravitz:

        On behalf of Intermolecular, Inc. (the "Company"), we are hereby responding to the comments received by email on October 19, 2011 from the staff of the Commission (the "Staff") regarding the Company's above-referenced Registration Statement on Form S-1 for the initial public offering of the Company's common stock, par value $0.001 per share (the "Offering"), which was initially filed with the Securities and Exchange Commission (the "Commission") on July 29, 2011 and amended by Amendment No. 1 on September 9, 2011, Amendment No. 2 on September 30, 2011 and Amendment No. 3 on October 14, 2011 (as amended, the "Registration Statement"). For ease of review, we have set forth below each of the numbered comments of the Staff's letter and the Company's responses thereto.

Cover Page

1.
With a view toward revising the graphics following the prospectus cover page, please tell us the extent to which you have generated revenue from the development of products reflected in your pictures. Also, tell us why it is appropriate to include the captions "clean energy," "energy efficiency" and "LED" and the respective pictures, given your disclosure in the last sentence of the second paragraph on page 1.

  Response:    The Company respectfully submits that it has generated revenue from the development of the products reflected in the graphics following the prospectus cover page (the "Cover Page Graphics") as follows:

  •
  Mobile and Computing: The Company has generated the majority of its revenue from collaborations with customers in the semiconductor industry in the development of high-volume

CONFIDENTIAL TREATMENT REQUESTED BY INTERMOLECULAR, INC. - CTR 01

    integrated devices such as DRAM, flash memory and complex logic, each of which are used in mobile and computing end products.

  •
  Clean Energy and Energy Efficiency: The Company has generated revenue from its collaborations with one of its customers to develop glass materials that are used in clean-energy and energy-efficient applications such as solar panels and energy-efficient glass for building applications, respectively.

  The Company is currently engaged in a micro-collaborative development program and other research and development activities regarding, but has not yet received a material amount of revenue from, the development of products in LEDs. The Company has not yet received any revenue from flat-panel displays. However, the Company's technology platform is broadly applicable to applications in both of these markets because they are served by high-volume integrated devices, which is consistent with the text set forth above the pictures in the Cover Page Graphics that the Company has revised in response to the Staff's comment, which will be provided to the Staff under separate cover ("Our technology platform is designed to accelerate research and development cycles and is broadly applicable to products in these markets.").

  The Company's disclosure in the last sentence of the second paragraph of page 1 is consistent with the Company's discussion set forth above and the Company's revision to the Cover Page Graphics. To date, the Company has received the majority of its revenue from customers in DRAM, flash memory, complex logic (which are represented by the pictures under the headings "Mobile" and "Computing") and energy-efficient applications in flat glass (which are represented by the pictures under the headings "Clean Energy" and "Energy Efficiency"). While the Company has not yet received a material amount of revenue from customers in LEDs or flat-panel displays, the Company's technology platform is broadly applicable to these markets.

Summary Consolidated Financial Data, page 8

2.
If true, in footnote 4, please clarify that the amount of the loan payable to Symyx is based upon the midpoint of the price range. Also provide additional information to assist an investor in understanding how changes in the offering price may impact the amount of the loan.

  Response:    In response to the Staff's comment, the Company will revise the disclosure on page 10 to indicate, in footnote 4, that the amount of the loan payable to Symyx is calculated based upon the midpoint of the price range set forth on the cover page of the prospectus and to include additional information regarding the impact changes in the offering price would have on the amount of the loan. The revised disclosure that will be included is as follows:

***

  (4)    The pro forma as adjusted column in the consolidated balance sheet data table above reflects (i) the conversion of all outstanding shares of our redeemable convertible preferred stock into 58,461,447 shares of common stock immediately before the completion of this offering, (ii) the resulting reclassification of accumulated accretion of redeemable convertible preferred stock and preferred stock warrant liability to additional paid-in capital, (iii) the conversion of a warrant for redeemable convertible preferred stock into a warrant to purchase 168,747 shares of our common stock at an exercise price of $0.44 per share immediately before the completion of this offering and the resulting reclassification of the preferred stock warrant liability to additional paid-in capital, (iv) the cash exercise of certain warrants outstanding to purchase shares of our common stock as of June 30, 2011 and the resulting receipt of approximately $6.4 million in net proceeds and issuance of 2,621,985 shares of common stock, (v) the effects of the Symyx asset purchase transaction, which would result in the issuance of a $             promissory note payable to Symyx in the event Symyx's gross proceeds from this offering are less than $67 million, at an assumed initial

CONFIDENTIAL TREATMENT REQUESTED BY INTERMOLECULAR, INC. - CTR 02

  public offering price of $            (the midpoint of the price range set forth on the cover page of this prospectus) (where the value of such note is equal to the difference between Symyx's gross proceeds and $67 million) and (vi) the issuance of the shares offered by us in this offering and the net proceeds therefrom at an assumed initial public offering price of $            (the midpoint of the price range set forth on the cover page of this prospectus). In addition, in connection with the consummation of the Symyx asset purchase transaction, (i) we will recognize increased amortization for the amortization of intangible assets acquired, recorded in cost of revenue, of $             million on a quarterly basis, and (ii) in the event we issue a promissory note payable to Symyx, we will recognize (A) interest expense on the promissory note, recorded in interest income (expense), net, at the annual interest rate of 4%, an increase of $             million on a quarterly basis, and (B) a mark-to-market change in value of the Symyx purchase right derivative, recorded as a one-time charge in other income (expense), net.

  A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the gross proceeds to Symyx by $             million and would (decrease) increase the value of any promissory note payable to Symyx by the same amount. Accordingly, in the event we issue a promissory note payable to Symyx, a $1.00 increase (decrease) in the assumed initial public offering price of $            per share would (i) increase (decrease) interest income (expense), net by $             million on a quarterly basis, and (ii) change the mark-to-market change in value of the Symyx purchase right derivative by $             million on a one-time basis. We have also agreed to reimburse Symyx for 50% of their underwriting discounts and commissions and will recognize such expense in operating expense, and a $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) operating expense by $             million. See "Certain Relationships and Related Party Transactions—Symyx" for further details about this transaction."

***

Note 13.    Subsequent Events, page F-36

3.
In light of your response to prior comment 4 indicating that Symyx is a beneficial owner of approximately 10.9% of your common stock, please tell us why you do not consider Symyx to be a related party effective May 2011. Refer to ASC 850-10 and the definition of principal owner.

  Response:    In response to the Staff's comment, the Company will revise the disclosure in Note 11, Related Party Transactions, on page F-37, and will update the related party disclosure for Symyx to indicate that Symyx is a related party based on their beneficial ownership of approximately 10.9% of the Company's outstanding common stock on an as converted to common stock basis. Additionally, the Company notes that the first paragraph in existing Note 11 describes the agreements with Symyx entered into prior to May 2011 as a related party. The Company will also update its related party disclosure to include a description of the asset purchase agreement entered into with Symyx on July 28, 2011. Additionally, the Company will revise all disclosures in Note 11 to indicate the beneficial ownership percentage for each related party, rather than the fully diluted ownership percentage for such related parties.

4.
With respect to prior comment 6, please tell us your consideration of whether a pro forma statement of operations adjusted for the Symyx transaction would be impacted by reduced royalty expenses, increased amortization for intangible assets, increased interest expenses and the related tax effects.

  Response:    The Company respectfully submits that the Symyx transaction would not have an impact on royalty expense in a pro forma statement of operations for any period during the year ending December 31, 2011 because the Symyx asset purchase transaction only contemplates the

CONFIDENTIAL TREATMENT REQUESTED BY INTERMOLECULAR, INC. - CTR 03

  termination of the Company's royalty obligations to the extent they would have accrued after December 31, 2011.

  In response to the Staff's comment, the Company will revise the disclosure in footnote (4) on page 10 to address the impact on a pro forma as adjusted statement of operations from increased amortization expense resulting from the amortization of intangible assets (recorded in cost of revenue) and, in the event the Company issues a promissory note to Symyx, increased interest expense on the note payable to Symyx (recorded in interest income (expense), net) and the mark-to-market change in value of the Symyx purchase right derivative (recorded as a one-time charge to other income (expense), net). The Company respectfully submits that the Symyx asset purchase transaction would not have any related tax effects because the tax effect of decreased income is offset by the full valuation allowance the Company carries against its net operating losses.

  The revised disclosure that will be included is set forth in the Company's response to Comment No. 3 above.

5.
We note that the arrangement discussed in your response to prior comment 7 encompasses multiple aspects, including for example (i) the sale of stock, (ii) a price guarantee, and (iii) a future transfer of intangible assets. Please tell us how you viewed the separate aspects of the arrangement in determining your accounting. Discuss your consideration of accounting for these aspects separately at the appropriate time that GAAP would require recognition as opposed to one interdependent transaction where all aspects must be recorded at the same time.

  Response:    The Company respectfully submits to the Staff that it considered accounting for the multiple aspects separately as opposed to as one interdependent transaction where all aspects must be recorded at the same time, and found that no individual aspect of the transaction could stand alone. For example, the Company did not believe that there would be any business justification to enter into an agreement with Symyx pursuant to which Symyx would be allowed to sell all of its shares as a selling stockholder in the IPO without any additional consideration to the Company; and there could be no price guarantee unless Symyx were allowed to sell its shares in the IPO. Conversely, the Company did not believe that Symyx would have any business justification to enter into an agreement with the Company pursuant to which Symyx would agree to the patent transfer without receipt of any consideration from the Company. As a result the Company took the position that each of the multiple aspects of the Symyx transaction were interdependent, and thus were required to be recorded at the same time.

  In its analysis, the Company considered that when accounting for a purchase of goods, services, or other rights there are two components to the transaction—the payment element and the purchase element. When payment is made as a result of the receipt of a good or service then a prepaid or other asset is generally recognized. When receipt of a good or service occurs then a liability is accrued to compensate for that good or service.

  In this transaction, a payment was made by the Company (i.e., the written put option). The Company agreed that Symyx could be a selling stockholder in the IPO, guaranteed that it would receive at least $67 million in gross proceeds (before expenses) from the sale of its shares in the IPO, and agreed to pay half of its selling expenses. The Company had motivation and incentive to consummate the IPO, and at the time believed that consummation of the IPO was probable. For example, for purpose of its contemporaneous valuation of common stock as of August 5, 2011 (just a week after it entered into the agreement with Symyx and initially filed its Registration Statement on Form S-1) the Company used a probability weighting for completing the IPO of between 70% and 75%. The Company's obligation to Symyx was not subject to any material contingencies within the Company's control other than abandonment of the IPO, which was something that the Company had no intention of doing solely to avoid the written put obligation.

CONFIDENTIAL TREATMENT REQUESTED BY INTERMOLECULAR, INC. - CTR 04

  The Company also considered that it had assumed this liability for a reason (i.e., the contractual right to the future transfer of intangible assets, the intellectual property, assuming an IPO will occur). The contractual agreement requires Symyx to transfer the intellectual property upon the consummation of the IPO in which they sold all of their shares of the Company's equity securities held by them, and if no IPO occurs then the intellectual property would not transfer. Because the price guarantee represents the assumption of a derivative liability, the option premium value represents the cost of this right to the intellectual property. That is, the Company paid for the right to the intellectual property by assuming the written put obligation. This would be similar to the Company paying cash for the right and evaluating whether the cost of the right should be capitalized as an asset at the point at which it is assumed. The Company believes that it should be capitalized because the Company has acquired a valuable right. The Company views that right as a deposit on intellectual property that will either result in the transfer of the intellectual property upon an IPO or in forfeiture of the right upon failure to complete an IPO. The Company believes that this contractual requirement to transfer the intellectual property upon an IPO represents a contract intangible asset under GAAP based on the concepts in FASB Concept Statement No. 6 as well as under ASC 805, as is more fully addressed in the Company's response to Comment No. 7.

  In summary, the Company believes that the overall transaction represents an exchange of a valuable price guarantee accounted for as a derivative liability in exchange for valuable rights to intellectual property. The Company performed a contemporaneous process to evaluate the accounting for the transaction, in consultation with its independent auditors and their national office. However, the Company also acknowledges that this is a complex issue that is unique, and the Company would look forward to a discussion of these matters with the Staff in an effort to resolve any remaining questions so that it may account for this transaction in a manner that is consistent with GAAP and the views of the Staff and that would provide its investors with transparent information and disclosures regarding the transaction.

6.
Tell us how you determined that the amount of guaranteed minimum proceeds from the sale of your shares held by Symyx should be $67 million.

  Response:    The Company respectfully advises the Staff that the $67 million guaranteed minimum was determined as part of a lengthy negotiation between the Company and Symyx based on a number of factors, including but not limited to an assumption by the Company that the gross proceeds to Symyx from the sale of its shares in the offering based on the market conditions and facts existing at the time of the negotiation could likely approach or exceed that amount, thereby resulting in the purchase of the assets from Symyx at an acceptable cost to the Company (after giving effect to the Company's reimbursement of 50% of Symyx's underwriting discounts and commissions).

7.
Further to your response to comment 7, please respond to the following:

•
Provide us with a more robust accounting analysis that supports your conclusion that you should record an asset reflecting your right under the agreement to receive the Symyx patents upon the occurrence of the IPO.

•
Describe to us in more detail your reasons for concluding that the Patent Right meets the definition of a contractual intangible asset.

•
Tell us how you will determine the value of the Symyx patents you will acquire upon occurrence of the IPO. Discuss your consideration of SAB Topic 5.G as part of that determination.

  Response:    The Company has outlined the response below based on each question provided above.

CONFIDENTIAL TREATMENT REQUESTED BY INTERMOLECULAR, INC. - CTR 05

  Provide us with a more robust accounting analysis that supports your conclusion that you should record an asset reflecting your right under the agreement to receive the Symyx patents upon the occurrence of the IPO.

  As noted previously, the Company believes that the conveyance of the derivative liability represents a cost of acquiring a valuable contract right. The contract right meets the definition of an asset under FASB Concept Statement No. 6. Concept Statement No. 6 states that an asset is defined by the following characteristics:

    (a)
    It embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows

      For this factor, the Company notes that IP is the key aspect of the Company's business, and the IP that it would obtain from Symyx would be an important part of the Company's overall IP portfolio since the Company is currently licensing this core technology. The two parties entered into this arrangement with the understanding that an IPO was being actively pursued. Because the Company believed at signing and continues to believe that it is probable that an IPO will be successfully completed during the term of the Symyx agreement, it believes the contingent right to IP embodies a probable future benefit. Further, the Company believes that a marketplace participant would find the contractual rights valuable.

    (b)
    A particular entity can obtain the benefit and control others' access to it

      The right to the IP provides an exclusive benefit to the Company and prevents others from obtaining the IP.

    (c)
    The transaction or other event giving rise to the entity's right to or control of the benefit has already occurred.

      Given the contract is signed between the Company and Symyx and consideration has been provided (the derivative liability), the Company has an exclusive contractual right to the IP as long as an IPO occurs during the term of the agreement. The agreement represents an enforceable promise and the consideration transferred (i.e., the fair value of the liability assumed) represents a cost of acquiring the right. As such, the Company respectfully submits that this is not a fully executory contract but rather a contract in which promises have been made and consideration transferred.

  Describe to us in more detail your reasons for concluding that the Patent Right meets the definition of a contractual intangible asset.

  Under ASC 805 the purchase of an intangible asset is capitalized, whether acquired in a business combination or an asset purchase. A contract intangible asset represents a specific type of intangible asset described in the literature and represents the value of rights that arise from contractual arrangements:

    "805-20-55-31 Contract-based intangible assets represent the value of rights that arise from contractual arrangements. Customer contracts are one type of contract-based intangible asset. If the terms of a contract give rise to a liability (for example, if the terms of an operating lease or customer contract are unfavorable relative to market terms), the acquirer recognizes it as a liability assumed in the business combination."

  In a business combination, a purchaser would assign a fair value to a contract right such as the one described herein and that value would be capitalized as an asset. In contrast, as described in earlier responses, an asset acquisition is accounted for at cost. Nevertheless, a qualifying intangible asset is capitalized in both cases, albeit using a different measurement attribute. In this case, an

CONFIDENTIAL TREATMENT REQUESTED BY INTERMOLECULAR, INC. - CTR 06

  enforceable contractual arrangement is in place that provides the Company with valuable rights to developed technology and those rights are only extinguished if the Company does not complete the IPO (which is contrary to its intention and basis of arrangement with Symyx) or the Company completes the IPO but the managing underwriters determine that marketing factors do not allow for Symyx to sell its shares in the offering. As a result, the Company believed at the time the initial accounting judgments were made that the Company was required to capitalize the payment made (i.e., the liability assumed) for the contract right under GAAP.

  As noted previously, instead of receiving cash for the IP, the counterparty is receiving a guarantee on the proceeds that they will receive upon sale of its shares in the IPO. The manner of payment should not affect the accounting principles involved. If the Company had paid cash for a contractual right to IP, it believes it would have capitalized the payment for the same reasons that would support capitalizing the cost of the guarantee.

  With respect to the value of the patents, GAAP requires asset acquisitions to be accounted for at cost rather than at fair value, as described in previous comment letter responses. In any case, the right to be valued is not the patents themselves, but the contractual right to those patents, which is affected by the fact that there are circumstances in which the patents may not ultimately be conveyed. The Company respectfully submits that such fact pattern is not unusual. The value of many rights to IP depends on circumstances beyond a company's control, such as regulatory approval and market acceptance. Nonetheless, rights to IP are capitalized if they meet the definition of an asset under GAAP and they are not subsequently marked to market as circumstances change except in impairment scenarios.

  The measurement of the asset acquired is premised on the guidance on asset acquisitions in ASC 805. Specifically, ASC 805 states the following:

    "805-50-30-1 Assets are recognized based on their cost to the acquiring entity, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets' carrying amounts on the acquiring entity's books...

    30-2 Asset acquisitions in which the consideration given is cash are measured by the amount of cash paid, which generally includes the transaction costs of the asset acquisition. However, if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on either the cost which shall be measured based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable. For transactions involving nonmonetary consideration within the scope of Topic 845, an acquirer must first determine if any of the conditions in paragraph 845-10-30-3 apply."

  In the present case, the cost of the contract right is paid for by the Company's assumption of a liability. That liability can be measured using generally accepted valuation models and inputs that are already available to the Company. Further, the liability is required to be recorded at fair value and marked to market on an ongoing basis under liability accounting requirements. Therefore, the Company believes it is appropriate and consistent with the literature cited to measure the fair value of the liability and measure the cost of the asset acquired by reference to the liability assumed. Subsequent mark to market changes on the derivative will be reflected in earnings as required by ASC 480 and ASC 815, while the intangible asset is amortized and assessed for impairment in accordance with ASC 350 and related literature.

  Tell us how you will determine the value of the Symyx patents you will acquire upon occurrence of the IPO. Discuss your consideration of SAB Topic 5.G as part of that determination.

CONFIDENTIAL TREATMENT REQUESTED BY INTERMOLECULAR, INC. - CTR 07

  The Company respectfully submits that this transaction is not within the scope of SAB Topic 5.G because it is not a transfer of assets in exchange for shares. Symyx is not a promoter of the IPO and they did not receive stock in exchange for the right to the IP. Further, the Company is not in the formation stage. Instead of a promoter transferring assets in exchange for stock, this transaction represents the purchase of rights to IP in exchange for a derivative liability.

  Transactions with shareholders and related parties are typically accounted for under GAAP with clear disclosure. For instance, KPMG's Accounting and Reporting Guide notes:

    "133.006 Because it is frequently not possible to determine and measure the economic substance of transactions between related parties as specified in this chapter, transactions with related parties are normally accounted for based on their stated terms (i.e., their form), with the appropriate disclosure. In some unusual instances, the substance of a transaction with a related party may be clearly different from its form (i.e., the transaction is an attempt to circumvent an accounting principle). In that situation, the transaction should be accounted for in accordance with its substance, with consideration given to contingent liabilities that may arise, such as fines, penalties, and covenant violations."

  In this case, there is no attempt to circumvent any accounting principle. Rather, a minority shareholder holds IP that is valuable to the Company, and the Company and this minority shareholder negotiated a mutually agreeable arrangement pursuant to which the Company will acquire the technology. The Company believes that its accounting reflects both the form and the substance of this exchange (i.e., a share price guarantee for right to technology). Although one of the members of the Company's Board of Directors was formerly an executive officer of Symyx Technologies, this Board member recused himself during the discussion and subsequent negotiation of this arrangement. Therefore, the Company believes the deal that was struck represents a mutually agreeable result for both parties.

  The Company believes that the purchase of contract rights should be accounted for as an asset acquisition. However, the Company also acknowledges that this is a complex issue that is unique, and the Company would look forward to a discussion of these matters with the Staff in an effort to resolve any remaining questions so that it may account for this transaction in a manner that is consistent with GAAP and the views of the Staff and that would provide its investors with transparent information and disclosures regarding the transaction.

8.
Further to your response to comment 8, please tell us the following assumptions used in your valuation:

•
The probability of an IPO;

•
The volatility;

•
The value of the company's stock price;

•
The timing of an expected IPO;

•
Proceeds from the IPO; and

•
The obligation to pay a portion of Symyx's selling costs.

  Response:    The Company respectfully advises the staff that the following assumptions were used to determine the initial fair value of the right:

  •
  The probability of an IPO: 70%-75%;

  •
  Volatility: 57%;

  •
  Value of the company's stock price: $[***]-$[***]

CONFIDENTIAL TREATMENT REQUESTED BY INTERMOLECULAR, INC. - CTR 08

  •
  Timing of an expected IPO: November 15, 2011;

  •
  Proceeds from the IPO: $[***]-$[***] million; and

  •
  Obligation to pay a portion of Symyx's selling costs: Estimated at 3.5% of gross proceeds to Symyx.

CONFIDENTIAL TREATMENT REQUESTED BY INTERMOLECULAR, INC. - CTR 09

        We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3067 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,
/s/ PATRICK A. POHLEN Patrick A. Pohlen of LATHAM & WATKINS LLP
cc:
David Lazovsky, Intermolecular, Inc.
Peter Eidelman, Intermolecular, Inc.
Alan Denenberg, Davis Polk & Wardwell LLP

CONFIDENTIAL TREATMENT REQUESTED BY INTERMOLECULAR, INC. - CTR 010

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